UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Petit Thouars 4957, Lima 34,

Miraflores, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 25, 2022

We hereby inform you as a Relevant Information Communication that today the management has received an external legal report regarding the court decision that declared unfounded the claim for Partial Annulment of the Arbitration Ruling filed by Cumbra Perú S.A. (“Cumbra”) in the process followed against Empresa de Generación Eléctrica Machupicchu S.A. (“EGEMSA”) in connection with the project Ejecución de la Obra de Rehabilitación Segunda Fase de la Central Hidroeléctrica Machupicchu of April 2009.

As indicated in this legal report, the management has determined to record a provision of US$ 11.2 million in Cumbra’s Financial Statements. This provision will be reflected in the third quarter 2022 results of Cumbra, and therefore in the consolidated Financial Statements of AENZA S.A.A.

To date, this process does not have an impact on Cumbra’s cash flow, as there are pending arbitration rulings to be resolved.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO
Name:	Fredy Chalco Aguilar
Title:	Stock Representative
Date:	October 25, 2022